Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

September 15, 2023

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Tyler Howes

Re:	Petros Pharmaceuticals, Inc.
Registration Statement on Form S-3
Originally filed on August 11, 2023, as amended on September 15, 2023
File No. 333-273935 (as amended, the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Petros Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on September 18, 2023, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

Petros Pharmaceuticals, Inc.

By:	/s/ Fady Boctor
Fady Boctor
President and Chief Commercial Officer

cc:	Jayun Koo, Esq., Haynes and Boone, LLP